

October 20, 2014

Via E-Mail
Mr. William H. Lyon
Chief Executive Officer
William Lyon Homes
William Lyon Homes, Inc.
4695 MacArthur Court, 8th Floor
Newport Beach, CA 92660

> **Re:** **William Lyon Homes**
> **William Lyon Homes, Inc.**
> **Registration Statement on Form S-3**
> **October 15, 2014 Supplemental Response**
> **File No. 333-198793**

Dear Mr. Lyon:

We reviewed the October 15, 2014 supplemental response and have the comment below.

Exhibit C

1. Refer to the last paragraph of the form of opinion of Greenberg Traurig, LLP. We note use of the word "solely" and also the phase "may not be…relied upon by…any other person or entity without…our prior written consent." Please delete the word "solely." Additionally, we do not accept any limitation on reliance because purchasers of the securities in the offering are entitled to rely on the opinion. Please revise. For guidance you may wish to refer to Section II.B.3.d. of our Staff Legal Bulletin No. 19 (CF) which is available on the Commission's website.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from each registrant acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may direct questions on comments and other disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

/s/ Pamela Long

Pamela A. Long
Assistant Director

cc: <u>Via E-Mail</u>
  Cary Hyden, Esq.
  Michael A. Treska, Esq.
  Latham & Watkins LLP
  650 Town Center Drive, 20th Floor
  Costa Mesa, CA 92626